Exhibit 12.1

Statements re: Computation of Ratios
$ in millions

	12 Months Ended				11 Months Ended
	January 28, 2017	January 30, 2016	January 31, 2015	February 1, 2014	February 2, 2013
Ratio of Earnings to Fixed Charges:
Earnings:
Earnings from continuing operations before income taxes, noncontrolling interests and equity in income (loss) of affiliates	$1,816	$1,310	$1,387	1,083	$4

Fixed Charges:
Interest portion of rental expense	232	235	250	254	238
Interest expense	72	80	90	100	99

Total fixed charges	304	315	340	354	337

Earnings available for fixed charges	$2,120	$1,625	$1,727	1,437	$341

Ratio of earnings to fixed charges	6.97	5.16	5.08	4.06	1.01